VSE CORPORATION

2004 Annual Report and Form 10-K


05049374

Leaders in Innovation

Create



Sustain

Improve

Improve

VSE CORPORATION

helps organizations succeed through the effective use of people, systems, and technology. In helping others succeed, we increase shareholder value by capturing new work, delighting our customers, increasing our technical competence, and building great industry teammates. Our reputation for success and our quality management system are based on honesty and integrity in everything we do; on communications, on teamwork and leadership; and on an enduring commitment to help our customers, employees, and teaming partners succeed with cost effective solutions, continuous learning, and process improvement.


VSE CORPORATION

Celebrating 46 years of Excellence


UKAS
001

FINANCIAL HIGHLIGHTS


Revenues ($M)
121.5
103.5
128.4
133.1
216.0
'00 '01 '02 '03 '04
YEAR


Net Income ($M)
1.0
0.9
0.7
2.0
3.4
'00 '01 '02 '03 '04
YEAR


Earnings Per Share Diluted ($)
0.46
0.40
0.30
0.90
1.49
'00 '01 '02 '03 '04
YEAR


Stockholders' Investment ($M)
15.8
16.5
17.0
19.1
23.0
'00 '01 '02 '03 '04
YEAR


Funded Backlog ($M)
81
65
44
83
168
'00 '01 '02 '03 '04
YEAR


Number of Employees
450
480
450
500
625
'00 '01 '02 '03 '04
YEAR


Dividends Per Share ($)
0.16
0.16
0.16
0.16
0.19
'00 '01 '02 '03 '04
YEAR


Stock Price, End of Year ($)
5.50
7.40
10.76
13.25
25.17
'00 '01 '02 '03 '04
YEAR

Income Statement Data (in thousands, except share data)

Year ended December 31	2004	% Change	2003
Revenues	$ 216,011	62%	$ 133,059
Net income	3,444	71%	2,011
Earnings per share (diluted)	1.49	66%	0.90
Weighted average shares (diluted)	2,309,932		2,230,226

Balance sheet data (in thousands, except percentages)

December 31	2004	2003
Total assets	$ 60,352	$ 40,776
Working capital	15,583	13,394
Stockholders' investment	23,043	19,058
Return on equity	18.1%	11.8%

Letter to Shareholders

Fellow Shareholders:

VSE experienced a record year in 2004—for the first time, our annual revenues exceeded $200 million. Along with the increase in revenues, we experienced increases in net income and return on equity, as well as increases in funded backlog, employees, and the number of customers we proudly serve. We increased our cash dividend by 25%, and our stock price reflected an increase in shareholder value. These excellent results establish high expectations for future growth.

Last year we wrote, "While VSE does not predict revenues or earnings, and setbacks may occur, we expect the positive trends we experienced in 2003 to continue into 2004 and 2005. We are doing a better job of identifying, bidding, and winning new work, and we are working the jobs we have won with more focus on customer quality and profitability. As a result, I expect VSE to achieve a higher level of operations success and financial performance, and I look forward to reporting on our progress."

We remain focused on growth, quality, and financial performance, and our guidance for 2005 and into 2006 remains positive.

Outlook for Growth

Based on projected activity under existing contracts, as evidenced by our year-end funded backlog of about $168 million, we expect continued growth in 2005. The ship transfer work performed by our BAV Division led our growth in 2004, and BAV is expected to contribute significantly to our revenues. Other previously announced indefinite quantity, indefinite delivery contracts won in 2003 and 2004 also contributed in 2004 and are expected to contribute in 2005 and beyond.

In addition, our Systems Engineering Division was awarded an important contract in 2004 to provide the U.S. Army with an innovative, self-sealing fuel tanker system



which could be important for VSE growth in 2005. During 2004 we significantly increased our support to the U.S. Air Force, and we were awarded new contracts to establish Army programs in equipment maintenance, corrosion control, and driver vehicle upgrade kits. Our subsidiary Energetics is recognized as a global leader in developing technology roadmaps and also participated on the winning team to support the National Energy Technology Laboratory. We continue to identify new bidding opportunities, and our success rate is improving.

In 2004 VSE annual revenues exceeded $200 million for the first time.

Letter to Shareholders

Our quality management system was recognized with the renewal of our ISO 9001 registration certificate to 2008.

VSE will continue to review promising strategic business opportunities that may arise from time to time, including potential acquisitions to accelerate our growth.

Worldwide Operations
VSE became a global company in 1995 with our competitive success in winning the ten-year, $1 billion ship transfer and follow-on technical support contract awarded by the Naval Sea Systems Command to our BAV Division. While NAVSEA is our customer, clients under the contract include foreign governments and navies from 27 nations from Egypt to Taiwan to whom we have transferred 93 ex-Navy and ex-Coast Guard ships and vessels. Since 1995 other VSE divisions have assigned employees and resources to Europe and Asia to support Department of Defense requirements, and in June 2004 we extended our reach with the award of an Air Force task order to support a pre-positioned equipment program located in Guam. More recently, VSE employees are serving in Kuwait and Iraq to support the fuel tanker ballistic protection system currently being deployed across the U.S. Army tanker inventory. As of early 2005, more than 10% of our workforce was employed overseas.

VSE People
VSE depends on the contribution and dedication of each employee and every VSE business partner, consultant, supplier and subcontractor. We have an active board of directors, a focused management team, a staff of experienced and qualified employees, and a commitment to our quality management system registered to the international ISO 9001 quality standard. Together we will continue to set high goals and strive to achieve them. *"Better this year than we were last."*

After years of dedicated service on the VSE Board of Directors and as President of Energetics, Admiral Kelly has announced his retirement in 2005. On behalf of the directors, officers, and employees of the company, I take this opportunity to thank Admiral Kelly for his years of continuous service since 1996. His experience and counsel have been held in high regard by me and by his fellow directors. We wish him well in the years to come.

As always, your comments and suggestions for improvement are welcome.



Donald M. Ervine
Chairman of the Board
President and CEO/COO
March 9, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
APR 0 4 2005
202

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004 Commission File Number: 0-3676

VSE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	54-0649263 (I.R.S. Employer Identification No.)
2550 Huntington Avenue Alexandria, Virginia (Address of Principal Executive Offices)	22303-1499 (Zip Code)

Registrant's Telephone Number, Including Area Code (703) 960-4600

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.05 per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

The aggregate market value of outstanding voting stock held by nonaffiliates of the Registrant as of June 30, 2004, was approximately $24.7 million based on the last reported sales price of the Registrant's common stock on the Nasdaq National Market as of that date.

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

Number of shares of Common Stock outstanding as of March 9, 2005: 2,279,625.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 3, 2005, are incorporated by reference into Part III of this report.

(b) Financial Information

VSE operations are conducted within a single reporting segment and financial information is presented on a company-wide basis. In 2004, all business operations associated with the Company's TTD division ceased and financial results of TTD are presented as discontinued operations. Financial information for the three years ended December 31, 2004, appears in the "Consolidated Statements of Operations" contained in this Form 10-K.

(c) Narrative Description of Business

Services and Products

VSE engineering, logistics, management, equipment maintenance, information technology, and technical services include a broad array of capabilities and resources used in program planning; systems integration support; configuration management; computer-aided drafting and design; design and engineering, including prototype development; ship reactivation and transfer support; logistics management; design and installation of intelligent conference rooms; training, consulting and implementation support; quality training services for product, process, and management optimization; technology insertion; environmental management and support; technology research, development and demonstration programs involving energy conservation and efficiency; advanced technology transfers; technology roadmaps; and feasibility, assessment and development programs.

Typical projects include sustaining engineering and maintenance support for military vehicles and combat trailers; military equipment refurbishment and modification; ship maintenance, repair, overhaul planning and follow-on technical support; logistics management support; machinery condition analysis; specification preparation for ship alterations and repairs; ship force crew training; life cycle support for ships; ship communication systems; energy conservation and advanced technology demonstration projects; technical data package preparation; multimedia, computer LAN, and telecommunications systems; cross-platform technical data, product data and technical manual support.

Contracts

Depending on solicitation requirements and other factors, VSE offers its professional and technical services and products through various competitive contract arrangements and business units which are responsive to customer requirements and which may also provide an opportunity for diversification. Such arrangements may include prime contracts, subcontracts, cooperative arrangements, joint ventures, dedicated ventures, GSA schedules, dedicated cost centers (divisions) and subsidiaries. Some of the contracts permit the contracting agency to issue delivery orders or task orders in an expeditious manner to satisfy relatively short-term requirements for engineering and technical services. The services ordered pursuant to such arrangements are normally performed and completed within one year.

Substantially all of the Company's revenues are derived from contract services performed for the government. The U.S. Navy is VSE's largest single customer. Other significant customers include the U.S. Army and the Department of Energy. The Company's customers also include various other government agencies, non-government organizations, and commercial entities.

VSE Revenues by Customer
(Dollars in Thousands)

Customer	2004 Revenues	%	2003 Revenues	%	2002 Revenues	%
U.S. Navy	$157,433	72.9	$ 93,957	70.6	$102,739	80.0
U.S. Army	27,384	12.7	16,374	12.3	5,718	4.4
Department of Energy	10,578	4.9	11,405	8.6	11,660	9.1
U.S. Coast Guard	8,498	3.9	4,946	3.7	1,895	1.5
U.S. Air Force	3,628	1.7	2,287	1.7	2,188	1.7
All other government	6,535	3.0	2,408	1.8	3,315	2.6
Commercial and other	1,955	0.9	1,682	1.3	902	0.7
Total	$216,011	100.0	$133,059	100.0	$128,417	100.0

The government's procurement practices in recent years have tended toward the bundling of various work efforts under large comprehensive ("omnibus") management contracts. As a result, the growth opportunities available to the Company have occurred in large, unpredictable increments. The Company has pursued these larger efforts by assembling teams of subcontractors to offer the range of technical competencies required by these omnibus contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by company personnel. Accordingly, the use of such teaming arrangements has lowered the Company's overall profit margins in recent years. Although the government's practice of using omnibus contracts is expected to continue, there are indications that the Company will have opportunities to compete for smaller contracts requiring specific areas of expertise in the future. VSE is positioned to pursue these opportunities while continuing to use subcontractor teams to compete for the omnibus contracts.

As a result of the bundling trend described above, the Company has some divisions for which revenues are derived predominantly from one major contract effort. The Company's largest contract, performed by BAV, is with the U.S. Navy and accounted for approximately 52%, 48%, and 56% of consolidated revenues in 2004, 2003, and 2002, respectively. This contract is a ten-year contract awarded in 1995, and it has a total contract ceiling of over one billion dollars. The Navy has issued a solicitation for proposals on a new contract for the overall ship transfer program through a competitive solicitation process. For further discussion, refer to "Longer Term Concerns" under Management Outlook.

The Company's contracts with the government are typically cost plus fee, time and materials, or fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Profits on cost-type contracts are equal to the fees that are earned.

The Company has a contract in its BAV Division for which contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees under the BAV contract are made three times during the year, and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked times the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, or manufacturing services performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as services are provided. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Backlog

Funded backlog for government contracts represents a measure of the Company's potential future revenues and is defined as the total estimated value of contracts that has been appropriated and funded by the procuring agencies, less the amount of revenues that have already been recognized on such contracts. VSE's funded backlog as of December 31, 2004, increased to approximately $168 million, the highest backlog in the Company's history. Funded backlog as of December 31, 2003 and 2002 was approximately $83 million and $44 million, respectively. The increases in funded backlog during these years are primarily due to increases in funding on the Company's existing contracts. Changes in funded backlog on existing contracts are sometimes unpredictable due to uncertainties associated with changing program requirements and the ultimate availability of funds. The majority of the Company's funded backlog is expected to be completed within one year.

In addition to the increases in funding on current contracts, there were significant increases in total contract ceiling amounts available for use by the Company resulting from large multiple award, indefinite delivery, indefinite quantity contracts awarded by the U.S. Army and U.S. Navy to the Company in 2004 and 2003. While the award of these contracts has increased the opportunities available to VSE to pursue future work, the Company does not believe that such opportunities are quantifiable until they are appropriated and funded by the procuring agencies.

Marketing

VSE marketing activities are conducted by its professional staff of engineers, analysts, program managers, contract administrators and other personnel, with these activities centrally coordinated through the Company's Business Development staff. Information concerning new programs and requirements becomes available in the course of contract performance, through formal and informal briefings, from participation in professional organizations, and from literature published by the government, trade associations, professional organizations and commercial entities.

Personnel

VSE services are provided by a staff of professional and technical personnel having high levels of education, experience, training and skills. As of February 28, 2005, VSE employed approximately 625 employees. Principal categories of VSE technical personnel include (a) engineers, and technicians in mechanical, electronic, chemical, industrial, energy and environmental services, (b) information technology professionals in computer systems, applications and products, configuration, change and data management disciplines, (c) technical editors and writers, (d) multimedia and computer design engineers, (e) graphic designers and technicians, and (f) logisticians. The expertise required by VSE customers also frequently includes knowledge of government administrative procedures. Many VSE employees have had experience as government employees or have served in the U.S. armed forces. The Company considers its relationships with employees to be excellent.

Competition and Risks

The professional and technical services industry in which VSE is engaged is very competitive. There are a substantial number of other organizations, including large, diversified firms with greater financial resources and larger technical staffs, which are capable of providing essentially the same services as those offered by VSE. Such companies may be publicly owned or privately held or may be divisions of much larger organizations, including large manufacturing corporations.

Government agencies have placed emphasis on awarding contracts of the types performed by VSE on a competitive basis as opposed to a sole source or other non-competitive basis. Most, but not all, of the significant contracts currently performed by VSE were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. Government agencies also order work through contracts awarded by the General Services Administration ("GSA"). GSA provides a schedule of services at fixed prices which may be ordered outside of the solicitation process. The Company has four GSA schedule contracts for different classes of services, but there is no assurance regarding the level of work which may be obtained by VSE under these contract arrangements. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in VSE's business. A reallocation of government spending priorities or a general decline in government budgets can result in lower levels of potential business for VSE and its competitors, thereby intensifying competition for the remaining business.

It is not possible to predict the extent and range of competition that VSE will encounter as a result of changing economic or competitive conditions, customer requirements, or technological developments. VSE believes the principal competitive factors for the professional and technical services business in which it is engaged are technical and financial qualifications, quality and innovation of services and products, past performance, and low price.

The government acquisition policies and procedures often emphasize factors that can present challenges to VSE's efforts to win new business, and may make it difficult for VSE to qualify as a potential bidder. For example, past performance may be used to exclude entrance into new government markets, and multiple-award schedules may result in unequal contract awards between successful contractors.

In addition, VSE's business with the government is subject to the risk that one or more of the Company's potential contracts or contract extensions may be awarded by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the Small Business Administration, or may be bundled into omnibus contracts for very large businesses. These risks can potentially have an adverse effect on revenue growth and profit margins.

Government contract business is subject to funding delays, extensions, and moratoriums caused by political and administrative disagreements. To date, the effect of such negotiations and disagreements on the Company has not been material, but no assurances can be given about such risks with respect to future years.

Government contracts are subject to termination at the government's convenience, which means that the government may terminate the contract at any time, without cause. If a government contract is terminated for convenience, the contractor is generally reimbursed for its allowable costs to the date of termination and is paid a proportionate amount of the stipulated profit or fee for the work actually performed. VSE has not suffered any material losses or disruptions of its business due to government terminations for convenience.

VSE's business is subject to the risks arising from global economic and political conditions associated with potential foreign customers served through the Company's contracts with the U.S. Government. For example, economic slowdowns or political unrest in certain countries served under the BAV contract could potentially affect sales.

A large percentage of VSE's contract work is performed by subcontractors, which raises certain performance and financial risks to VSE. While subcontractor terms generally specify the terms and performance for which the subcontractor is liable to VSE, in the event of any unsatisfactory performance on the part of subcontractors, the Company still must bear the cost to ensure satisfactory performance on its prime contracts.

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and are available free of charge through VSE's website www.vsecorp.com as soon as reasonably practicable after the reports are electronically filed with the Securities Exchange Commission.

ITEM 2. Properties

VSE's principal executive and administrative offices are located in a five-story building in Alexandria, Virginia, leased by VSE through April 30, 2008. This building contains approximately 127,000 square feet of engineering, shop, and administrative space. VSE also provides services and products from approximately 15 other U.S. leased facilities located near customer sites to facilitate communications and enhance project performance. These facilities are generally occupied under short-term leases and currently include an aggregate of approximately 139,000 square feet of office and warehouse space. VSE employees often provide services at customer facilities, limiting VSE's requirement for additional space. BAV provides services from several locations outside of the United States, generally at foreign shipyards.

VSE owns and operates an engineering test center in Ladysmith, Virginia, consisting of approximately 45 acres of land and multiple storage and vehicle maintenance buildings totaling approximately 17,000 square feet of space. This property is used by VSE to test military equipment for which VSE provides system technical support or other engineering services; to provide maintenance and refurbishment services for military equipment; and to supplement Alexandria, Virginia, office and shop facilities.

ITEM 3. Legal Proceedings

VSE and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial position.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders, through the solicitation of proxies or otherwise, during the three-month period ended December 31, 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information concerning the executive officers of the Registrant as of March 9, 2005. Each person named has served as an executive officer of VSE, or has served in a similar executive capacity in VSE, for more than the past five years, except for Mr. Dacus who joined VSE in 2001 and previously served as an officer of VSE from 1984 to 1991. From 1991 to 2001, Mr. Dacus served as an officer in four high technology service companies. Mr. Dacus's career includes over 30 years experience in managing high technology engineering programs and projects.

The executive officers are chosen annually to serve until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

Name	Age	Position with Registrant
Thomas G. Dacus	59	Senior Vice President and Director, Federal Group
Donald M. Ervine	68	Chairman and Chief Executive Officer, President and Chief Operating Officer
Robert J. Kelly	67	VSE Director; Chairman and President, Energetics Incorporated and Director, Energy and Environment Group
James M. Knowlton	62	Executive Vice President and Director, International Group
Thomas R. Loftus	49	Senior Vice President and Chief Financial Officer
Craig S. Weber	60	Executive Vice President, Chief Administrative Officer, and Secretary

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

(a) Market Information

The Company's common stock (par value $.05 per share) is traded in the Nasdaq National Market System, trading symbol, "VSEC," Newspaper listing, "VSE."

The following table sets forth the range of high and low sales price information on VSE common stock for each quarter and annually during the last two years based on information reported by the Nasdaq National Market System.

Quarter Ended	High	Low	Dividends
2003:			
March 31	$13.98	$ 8.15	$.04
June 30	12.79	7.81	.04
September 30	13.85	10.26	.04
December 31	13.50	10.52	.04
For the Year	$13.98	$ 7.81	$.16
2004:			
March 31	$19.10	$12.35	$.04
June 30	27.00	14.62	.05
September 30	33.91	14.00	.05
December 31	33.91	22.56	.05
For the Year	$33.91	$12.35	$.19

(b) Holders

There were approximately 1,265 stockholders of VSE common stock as of February 1, 2005, consisting of approximately 268 stockholders of record plus the number of beneficial owner proxy sets provided in connection with VSE's 2004 Annual Meeting of Stockholders held on May 3, 2004, to (a) brokers, banks, and nominees and (b) participants in the VSE Corporation Employee ESOP/401(k) Plan.

(c) Dividends

Cash dividends were declared at the rate of $.04 per share for the quarter ending March 31, 2004 and $.05 per share for the quarters ending June 30, 2004, September 30, 2004 and December 31, 2004. Pursuant to VSE's bank loan agreement (see Note 8 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

(d) Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans as of December 31, 2004:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (1) (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a)) (c) (2)
Equity compensation plans approved by shareholders	274,438	$13.47	280,000
Equity compensation plan not approved by shareholders	-	-	-
Total	274,438	$13.47	280,000

(1) Includes options covering 70,000 shares of VSE stock granted as of January 1, 2005.

(2) Excludes 281,933 shares of issued and outstanding shares of VSE Common Stock (par value $.05 per share) held by the VSE Corporation Employee ESOP/401(k) Plan, which shares may be transferred to Plan participants on retirement or termination of VSE employment or pursuant to ESOP diversification.

ITEM 6. Selected Financial Data

(In thousands, except per share data)

	2004	2003	2002	2001	2000
Revenues, principally from contracts	$216,011	$133,059	$128,417	$103,490	$121,456
Income from continuing operations	$ 3,445	$ 2,090	$ 1,585	$ 547	$ 1,797
(Loss) income from discontinued operations	(1)	(79)	(933)	308	(829)
Net income	$ 3,444	$ 2,011	$ 652	$ 855	$ 968
Basic earnings per common share:					
Income from continuing operations	$ 1.54	$ .96	$ .73	$ .26	$ .85
Loss (income) from discontinued operations	-	(.04)	(.43)	.14	(.39)
Net income	$ 1.54	$ .92	$ .30	$ .40	$ .46
Diluted earnings per common share:					
Income from continuing operations	$ 1.49	$ .94	$ .72	$ .26	$ .85
Loss (income) from discontinued operations	-	(.04)	(.42)	.14	(.39)
Net income	1.49	$ .90	$ .30	$ .40	$ .46
Working Capital	$ 15,583	$ 13,394	$ 10,762	$ 8,807	$ 8,364
Total assets	$ 60,352	$ 40,776	$ 32,075	$ 33,209	$ 31,523
Long-term debt	$ -	$ -	$ -	$ 351	$ -
Stockholders' investment	$ 23,043	$ 19,058	$ 17,043	$ 16,475	$ 15,793
Cash dividends per common share	$ .19	$ .16	$ .16	$ .16	$ .16

This consolidated summary of selected financial data should be read in conjunction with Management's Discussion and Analysis of the Financial Condition and Results of Operations included in Item 7 of this Form 10-K and with the Consolidated Financial Statements and related Notes included in Item 8 in this Form 10-K. The historical results set forth in this Item 6 are not necessarily indicative of the results of operations to be expected in the future.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

VSE Organization

VSE's business operations consist primarily of services performed by the Company's wholly owned subsidiaries and unincorporated divisions. The Company uses multiple operating entities to bid on and perform contract work. The use of an operating structure with multiple entities gives the Company certain competitive advantages and the flexibility to pursue a diverse business base. The term "VSE" or "Company" refers to VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

Energetics Incorporated ("Energetics") is currently VSE's only active subsidiary. VSE's Human Resource Systems, Inc. ("HRSI") subsidiary was active in 2003 and 2002. The sole HRSI contract expired on May 31, 2003, and this work was continued on a new contract in a VSE division. HRSI was dissolved in 2004. Active divisions through the end of 2004 include BAV Division ("BAV"), Coast Guard Division ("VCG"), Communications and Engineering Division ("CED") beginning in February 2003, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), Systems Engineering Division ("SED"), and Value Systems Services Division ("VSS"). Beginning in 2005, the Company transferred the operations of VSS to another division and will rename and position VSS for other business pursuits.

VSE also has several other subsidiaries and divisions that were inactive in 2004, but had contract activity in prior years.

TTD Discontinued Operations

In February 2003, VSE decided to terminate operations of its Telecommunications Technologies Division ("TTD") due to declining revenues and significant losses sustained by this division. TTD continued work on uncompleted contracts during 2003 and 2004 to satisfy its contractual obligations and upon finishing work in July 2004 TTD was classified as a discontinued operation. Some of TTD's technical capabilities were transferred to other VSE divisions. The loss of revenue associated with the termination of TTD operations is not significant compared to total VSE revenue, while the elimination of TTD losses will improve VSE profits.

VSE Customers and Services

The Company is engaged principally in providing engineering, design, logistics, management and technical services to the U.S. Government (the "government"), other government prime contractors, and commercial entities. The largest customer for the services rendered by the Company is the U.S. Department of Defense ("Defense"), including agencies of the U.S. Army, Navy, and Air Force. Other customers include the Department of Homeland Security, the U.S. Postal Service, the Department of Energy, and the Department of Treasury.

The majority of VSE's work is performed for the U.S. Navy. BAV is a major provider of logistics, training, and technical assistance in support of the Navy's ship transfer program (see "BAV Contract" below). FMD supports the Navy by providing a variety of services including ship installation efforts, combat systems inspections, ship repair and overhaul availability planning, harpoon weapons management, ordnance alteration, and air combat logistics. VSS has provided the Navy with outsourcing decision assistance. VCG provides services to the U.S. Coast Guard that are similar to the work performed by BAV for the Navy.

VSE also performs a significant amount of its work for the U.S. Army. SED provides the Army with equipment refurbishment services, military vehicle protection systems, engineering and technical support for ground weapons, logistics and training services, material procurement support, and prototype development support for combat vehicles. MSD provides the Army, as well as other government agencies and commercial organizations, with quality training services for product, process, and management optimization. CED provides management oversight and coordinates support efforts for a variety of government work orders on a large Army contract.

The Company has also provided support services to the U.S. Postal Service for over twenty years and is continuing to support this customer through its SED Division. Energetics is focused on providing the Department of Energy and other government and industry customers with expert consulting services in environmental management and energy supply, resource management, and conservation. The Company also provides support services to the U.S. Department of Treasury and has offered products, services, and support in network, multimedia, and audio-visual technology including design, installation, management and support for voice, data, multimedia and related projects to various government agencies and commercial organizations.

BAV Contract

VSE's BAV Division has a contract with the U.S. Navy to provide engineering, technical and logistical support services associated with the sale, lease, or transfer of Navy ships to foreign governments. This cost-plus contract was awarded as a ten-year contract in 1995 and has a total ceiling value of over $1 billion. The level of revenues and associated profits resulting from fee income generated by this contract varies depending on a number of factors, including the timing of ship transfers and associated support services ordered by foreign governments and economic conditions of potential customers worldwide. The Company has experienced significant quarterly and annual revenue fluctuations and anticipates that future quarterly and annual revenues will be subject to variation primarily due to changes in the level of activity associated with the Navy's ship transfer program.

During its life, this contract has been the Company's single largest revenue producer. Revenues generated by this contract have typically accounted for approximately 40% to 50% of VSE's consolidated revenues, and during 2004 and 2003 the contract accounted for approximately 52% and 48% of consolidated revenues, respectively. One of the major efforts currently conducted under this contract is the transfer of four U.S. Navy ships to Taiwan. The original BAV contract is scheduled to end in 2005. The Navy has issued a solicitation for proposals on a new contract for the overall ship transfer program through a competitive solicitation process. For further discussion, refer to "Longer Term Concerns" under Management Outlook.

Contract terms specify award fee payments to BAV that are determined by performance and level of contract activity. A contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Award fees are made three times during the year. Accordingly, the Company typically has three quarterly reporting periods during a year that include the recognition of BAV award fee income and one quarterly reporting period that does not include BAV award fee income. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues will fluctuate from period to period.

Government Procurement Policies and Practices

VSE's business is subject to the risks arising from economic conditions and political factors that may impact the budgets and program funding of customers served through VSE's contracts. VSE's revenues have historically been subject to annual fluctuations resulting from changes in the level of Defense spending. Future budgetary and funding decisions by government lawmakers or Defense restructuring efforts could affect the types and level of services provided by VSE to its government customers and could have a material adverse impact on the Company's results of operations.

The Company's revenues depend on the ability of the Company to win new contracts and on the amount of work ordered by the government under the Company's existing contracts. The Company's ability to win new contracts is affected by government acquisition policies and procedures, including government procurement practices that in some years have tended toward bundling work efforts under large comprehensive ("omnibus") management contracts. This emphasis on large contracts presents challenges to winning new contract work, including making it more difficult for the Company to qualify as a bidder, increases in the level of competition due to the award of fewer contracts, and forcing the Company into competition with larger organizations that have greater financial resources and larger technical staffs. Competing for these contracts requires the Company to use teams of subcontractors to be able to offer the range of technical competencies needed to do the work. While the use of subcontractors on a large scale basis allows the Company to compete for this work, profit margins on subcontract work are lower than on work performed by company personnel, thereby reducing the Company's overall profit margins. The use of subcontractors on government contracts also raises certain performance and financial risks to VSE in that government prime contractors are usually obligated to ensure compliance with U.S. Government regulations relative to the performance by subcontractors.

Company revenues over a period of time can also depend on the length of its contracts. The length of time for which a government contract is issued can vary depending on changes in contracting regulations and other factors. During 2004, the Defense Department issued rules and rule clarifications limiting the length of contracts to five years and then later extended this limit to ten years. The Company is unable to predict what impact these changes will have on future contract awards and revenues.

Other government procurement practices that can affect the Company's revenues are the use of past performance criteria that may preclude entrance into new government markets and government social programs that limit contract work to small, woman, or minority owned businesses. Additional risk factors that could potentially affect the Company's results of operations are the government's right to terminate contracts for convenience, the government's right to not exercise all of the option periods on a contract, and funding delays caused by government political or administrative actions.

Global Economic Conditions and Political Factors

VSE's business is subject to the risks arising from global economic conditions and political factors associated with current and potential customers served through VSE's contracts with the U.S. Government. An economic slowdown in countries served under the BAV contract could potentially affect sales. The current international situation posed by potential terrorist activity and the continuing conflict in the Middle East could potentially increase the political risks associated with BAV contract revenues. Failure by the government of a potential foreign customer to approve and fund acquisition of U.S. Navy ships serviced under the BAV contract could affect sales. In any one year, a significant amount of the Company's revenues may result from sales on the BAV contract to a single foreign government. BAV contract sales to Egypt have historically represented a large percentage of the Company's total sales in any one year. Work associated with the transfer of four ships to Taiwan under the BAV contract during 2004 also represented a large percentage of total sales, and is expected to also represent a large percentage of 2005 sales. If BAV is successful in winning the new follow-on contract for this work, future years' revenues are expected to include large amounts of BAV contract sales to both Egypt and Taiwan. In addition to the effect on BAV revenues, international tensions can also affect work by FMD on U.S. Navy ships when they are deployed away from U.S. Navy facilities and are unavailable for maintenance work during this time period. Adverse results arising from these global economic and political risks could have a material adverse impact on the Company's results of operations.

Concentration of Revenues From Continuing Operations (in thousands)

Source of Revenue	2004 Revenues	%	2003 Revenues	%	2002 Revenues	%
BAV Egypt	$ 50,250	23.3	$ 44,190	33.2	$ 38,170	29.7
BAV Taiwan . . .	56,038	25.9	12,368	9.3	5,825	4.5
BAV Other	6,675	3.1	7,259	5.5	28,077	21.9
Total BAV	112,963	52.3	63,817	48.0	72,072	56.1
VSE Other	103,048	47.7	69,242	52.0	56,345	43.9
Total Revenues	$216,011	100.0	$133,059	100.0	$128,417	100.0

Management Outlook

A Record Year

VSE experienced a record setting year for revenues and profits in 2004. The Taiwan ship transfer work on the BAV contract is the primary reason for higher revenues in 2004. This transfer has resulted in an increase in the revenues of BAV of approximately 77% during 2004 as compared to 2003. The CED Rapid Response contract (see "Significant Contract Awards" below) and FMD's continuing work on Navy programs contributed significantly to increased revenues for 2004. Revenues in several of VSE's other divisions also showed strong growth in 2004. See "Results of Operations" below for a more detailed discussion of 2004 results.

Prospects for Continued Growth

There are several indications that VSE will continue to increase its revenues and profits in 2005. These indicators include:

Taiwan Ship Transfer

The Taiwan ship transfer effort is expected to continue to provide BAV with elevated revenue levels in 2005 and into 2006. Funded backlog on the BAV contract was approximately $71 million as of December 31, 2004, as compared to approximately $48 million as of December 31, 2003.

TBPS Program

In November 2004, VSE's SED Division was awarded a fixed-price letter contract by the U.S. Army to begin work on a program to provide a protection system for Army vehicles, the Tanker Ballistic Protection System ("TBPS"). Under this program, SED will apply a Fuel Tank Self-Sealing System and necessary Add-on Armor Panels for Army Fuel Dispensing Tankers as protection from damage resulting from hostile fire. The Army subsequently modified the original letter contract to increase the number of tankers to be modified and has funded this program for approximately $17 million as of December 31, 2004. Testing and preparatory work on this program was conducted in November and December 2004 and the TBPS was applied to the first tanker in January 2005. Accordingly, SED began recognizing revenue on this contract based on units delivered in January 2005. SED expects to receive a definitive contract and additional funding in early 2005 to formalize contract coverage. There is also the possibility that the Army may increase the scope of work by adding more tankers to be included in the program, which would further increase the work performed by SED. This program presents new risks and challenges to VSE's business while also increasing the potential for greater revenue growth and profitability in 2005.

Significant Contract Awards

In 2003 and 2004, VSE received three contract awards with large ceiling amounts. These are multiyear, multiple award, indefinite delivery, indefinite quantity contracts, with no funding committed at the time of award. VSE is one of several awardees on each contract. In general, VSE's realized revenues from these contracts are significantly below their respective ceiling amounts and future VSE revenue from these contracts cannot be predicted with certainty. These contract awards, however, provide VSE with opportunities to compete for work that may contribute significantly to future revenue growth.

In January 2003, VSE formed its Communications and Engineering Division (CED) upon the award of a multiyear Rapid Response support contract by the U.S. Army Communications-Electronics Command (CECOM). The contract enhances the Company's revenue producing capabilities by allowing it to provide services through any of VSE's operating entities or through third party subcontractors for various end user government customers. If all options are exercised, this contract has a potential total ceiling of approximately $2.9 billion over an eight-year period. While it is not likely that the full ceiling amount will be realized, this contract has generated revenues for VSE of approximately $27 million and $12 million during 2004 and 2003, respectively.

In April 2004, FMD was awarded a contract by the U.S. Navy, SeaPort Enhanced, which includes a five-year base period and two five-year option periods. This contract is a procurement vehicle for the Navy to use for ordering services from a wide range of contractors to support all phases of naval ship and shipboard weapons systems acquisition and life-cycle support. While this award does not guarantee any revenues for VSE, the Company is one of several contractors eligible to bid for services during the life of the contract. This contract has not generated any revenue for the Company as of December 31, 2004.

In September 2004, FMD was awarded a contract by the U.S. Navy to provide engineering and technical services to support Naval Sea Systems Command maintenance, overhaul, repair, and alteration of systems aboard ships. This contract has a total contract ceiling amount of $1.022 billion over a five-year period if all option periods are exercised. This contract has not generated any revenue for the Company as of December 31, 2004.

Increases in Bookings and Funded Backlog

Revenue increases in government contracting businesses such as that experienced by VSE in 2004 are typically preceded by increases in contract funding ("Bookings") and a build-up of funded contract backlog. VSE's Bookings and funded backlog began to increase in late 2003 and continued increasing through the end of 2004, giving the Company a firm basis for a continuation in revenue growth in 2005.

	(in $ millions)		
	2004	2003	2002
Bookings	303	181	116
Funded Backlog	168	83	44
Revenues	216	133	128

Previous Concerns Mitigated

Two areas of concern to management at the beginning of 2004 have shown improvement and are of less concern going into 2005. CED incurred losses in 2003 on the Rapid Response Support contract during its first year of operation and during the first nine months of 2004, due primarily to low revenue levels and to costs associated with the start-up of the division. CED's losses have decreased as the division has moved beyond the start-up phase and revenue levels have increased for both this division and on a company-wide basis. CED revenues are expected to continue to have a positive impact on overall Company profitability in 2005; however, the potential exists for future losses in CED if revenue expectations are not met. VSE has accrued liabilities of approximately $158 thousand against any future losses associated with CED operations as of December 31, 2004.

The second concern involved the utilization of the Company's primary office facility. VSE does not always occupy all of the space in its primary leased office facility and has from time to time subleased parts of this facility to other tenants. During 2003, some of the Company's larger subtenants did not renew their subleases with VSE, which resulted in some losses to the Company in 2003 and 2004 during the time that the space was vacant. VSE was successful in efforts to sublease a majority of the vacant office space to new tenants in 2004 and believes that more vacant space will be subleased in the near future, but a portion of the facility remains underutilized as of December 31, 2004. The remaining vacant space presents a risk that could have a negative impact on future earnings; however, the Company believes it has adequate accrued liabilities of approximately $48 thousand for estimated future losses associated with this underutilization.

Longer Term Concerns

The original BAV contract ending date was in 2005. In 2003, the Navy modified the contract expiration date from 2005 to 2007 to ensure continuity of work with respect to the Taiwan Ship Transfer. The Navy has issued a solicitation for proposals on a new contract for the overall ship transfer program through a competitive solicitation process. While BAV has submitted a proposal and believes it has an excellent chance to win the new contract award, there is a risk that the award could be made to another contractor. The award will be made after a period of evaluation by the Navy. The uncertainty associated with the award of the new BAV contract significantly affects the longer term outlook for VSE. If BAV fails to win the new contract, VSE will suffer a substantial reduction in its annual revenue and profits attributable to this program.

The Company's revenues and profits increased significantly in 2004 and are expected to increase further in 2005. There is a possibility that some of the programs contributing significantly to VSE revenues and profits in these years will expire after 2005. The expiration of these programs will present challenges for the company to sustain the same level of revenue and profit growth beyond 2005.

To mitigate these risks, VSE is submitting proposals to win new work and is exploring potential acquisition opportunities.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), "Share-Based Payment," which is a revision to SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Company can adopt SFAS 123(R) in one of two ways – the modified prospective method or the modified retrospective method. The Company will adopt SFAS 123(R) on July 1, 2005 and is currently evaluating the alternative methods.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Company's consolidated financial statements. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for the years ending December 31, 2004, 2003 and 2002 for such excess tax deductions were approximately $433 thousand, $14 thousand, and $22 thousand for 2004, 2003 and 2002, respectively.

Critical Accounting Policies

VSE's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require VSE to make estimates and assumptions. The Company believes the following critical accounting polices affect our more significant judgments, estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition

Substantially all of the Company's services are performed for its customers on a contract basis. The three primary types of contracts used are cost-type contracts, time and materials contracts, and fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Profits on cost-type contracts are equal to the fees that are earned. The BAV contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked times the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, or manufacturing services performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as services are provided. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

The Company will occasionally perform work at risk, which is work that is performed prior to the government formalizing funding for such work. Revenue related to work performed at risk is not recognized until it can be reliably estimated and its realization is probable. VSE recognizes this "risk funding" as revenue when the associated costs are incurred or the work is performed. VSE is at risk of loss for any risk funding not received. The

Company provides for anticipated losses on contracts by a charge to income during the period in which losses are first identified. Revenues recognized in 2004 include approximately $133 thousand for which the Company had not received formalized funding as of December 31, 2004. The Company received funding modifications for approximately $77 thousand of this amount in February 2005, leaving approximately $56 thousand of 2004 revenues classified as risk funding. VSE believes that it will receive funding for this remaining risk funding revenue.

Revenues by contract type for the three years ended December 31, 2004 were as follows (in thousands):

Contract Type	2004 Revenues	%	2003 Revenues	%	2002 Revenues	%
Cost-type	$ 148,043	68.5	$ 93,552	70.3	$106,235	82.7
Time and materials.	31,928	14.8	24,362	18.3	14,482	11.3
Fixed-price	36,040	16.7	15,145	11.4	7,700	6.0
	$ 216,011	100.0	$133,059	100.0	$128,417	100.0

Long-Lived Assets

In assessing the recoverability of long-lived assets, including goodwill and other intangibles, VSE must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, VSE may be required to record impairment charges for these assets not previously recorded.

Goodwill

Goodwill and intangible assets with indefinite lives are subject to a review for impairment at least annually. The Company performs its annual impairment test on September 30. As of December 31, 2004, the Company had approximately $1.1 million of goodwill associated with its acquisition of Energetics in 1995. The Company has not recognized any reduction to the goodwill due to the impairment rules. If at some time in the future it is determined that impairment has occurred, such impairment could potentially have a material adverse impact on the Company's results of operations or financial condition.

Contingencies

From time to time VSE is subject to proceedings, lawsuits and other claims related to environmental, labor and other matters. VSE is required to assess the likelihood of any adverse judgments or outcomes to these contingencies as well as potential ranges of probable losses and establish reserves accordingly. The amount of reserves required may change in future periods due to new developments in each matter or changes in approach to a matter such as a change in settlement strategy.

Income Taxes

The carrying value of VSE net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense.

Results of Operations

Revenues

The following table shows the revenues from operations of VSE, its subsidiaries and divisions, and such revenues as a percent of total revenues:

Revenues from Operations
(dollars in thousands)

Company or Business Unit	2004 Revenues	%	2003 Revenues	%	2002 Revenues	%
VSE (parent company)	$ 12	0.0	$ 1,720	1.3	$ 14,796	11.5
BAV	112,963	52.3	63,817	48.0	72,072	56.1
FMD	41,711	19.3	24,406	18.4	9,602	7.5
CED	24,615	11.4	11,743	8.8	-	0.0
SED	12,762	5.9	9,750	7.3	7,287	5.7
Energetics	11,693	5.4	11,982	9.0	12,171	9.5
VCG	7,314	3.4	4,946	3.7	1,895	1.5
MSD	3,300	1.5	2,261	1.7	1,440	1.1
VSS	1,631	0.8	2,292	1.7	8,156	6.4
Ordnance	10	0.0	-	0.0	244	0.2
HRSI	-	0.0	142	0.1	703	0.5
SRR	-	0.0	-	0.0	46	0.0
VSI	-	0.0	-	0.0	5	0.0
	$216,011	100.0	$133,059	100.0	$128,417	100.0

Revenues increased by approximately 62% and 4% for the years ended December 31, 2004 and December 31, 2003, as compared to each of the respective prior years. The primary reasons for the increase in revenues in 2004 were 1) an increase in work performed under the BAV contract, including increased revenues associated with the Taiwan ship transfer; 2) the CED Rapid Response contract received work orders that generated revenues throughout the full year in 2004, as compared to the prior year when the contract was awarded in February of 2003 and did not begin to receive any significant amount of work until September; and 3) increased levels of work performed by FMD due in part to the Navy's elevated readiness requirements. Work requirements and revenues also increased in SED, MSD and VCG.

During 2003, the Company had decreased revenues in some of its divisions and subsidiaries which were offset by increases in the revenues of others. The most notable area of decline in revenue was in BAV, which was due to work ordered by certain client countries in 2002 that was not repeated in 2003. Revenues also declined slightly for Energetics, HRSI and VSS. The declines in revenues of these divisions were offset by the revenues generated by the start up of CED and an increase in the revenues of the Company's other active divisions compared to the prior year. While the increased revenues in SED, MSD, and VCG were not significant in proportion to total Company revenues, the increases were significant in proportion to the prior years' revenues of each of these divisions.

Income from Continuing Operations Before Income Taxes

The following table shows consolidated revenues and income from operations before income taxes, other items of income and expense, and such amounts as a percent of revenues.

Income from Continuing Operations Before Income Taxes
(dollars in thousands)

Description	2004	%	2003	%	2002	%
Revenues	$216,011	100.0	$133,059	100.0	$128,417	100.0
Costs and expenses	209,841	97.1	129,372	97.2	125,467	97.7
Gross profit	6,170	2.9	3,687	2.8	2,950	2.3
Selling, general and administrative expenses.	636	0.3	351	0.3	281	0.2
Interest (income) expense .	(102)	0.0	(69)	(0.1)	24	0.0
Income from continuing operations before income taxes	$ 5,636	2.6	$ 3,405	2.6	$ 2,645	2.1

VSE's gross profit margin on continuing operations remained substantially unchanged during 2004 as compared to 2003 and increased in 2003 as compared to 2002. Due to a large amount of material and travel activity, the BAV contract tends to have lower gross margins than other VSE contracts. Accordingly, increases in BAV contract work as a percentage of total company revenues tend to decrease companywide gross margins, and decreases in BAV contract work as a percentage of total company revenues tend to increase companywide gross margins. Additionally, companywide revenue increases tend to increase the gross margins realized on the Company's fixed price and T&M contracts due to the ability to spread corporate costs over a larger revenue base. Changes in the amount of revenues for each of VSE's operating divisions as a percentage of total company revenues and the increases in total company revenues are the primary reasons for changes in the gross profit margins during 2004, 2003, and 2002. Another factor that has affected gross margins is the operational losses associated with CED in 2004 and 2003, and to a lesser extent by start up costs associated with CED in 2003. Other factors that affect the Company's gross margins include the timing of contract award fees, effective project and cost management, and competitive factors.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the Company's operating unit contracts. These costs increased in 2004 as compared to 2003 due to the cost associated with vacant facilities in 2004. Other expenses of this type remained substantially unchanged in 2004. As a percentage of revenues, these expenses did not vary much in 2004 and 2003 as compared to the respective prior years.

VSE did not have significant borrowing requirements or interest expense in 2004, 2003, and 2002. The Company's interest income increased in 2004 as compared to 2003 and the Company had interest income in 2003 as compared to interest expense in 2002 as profits from operations and resulting cash surpluses were invested.

Discontinued Operations

In July 2004, all business operations associated with the Company's TTD division ceased. Accordingly, prior period consolidated financial statements have been restated to reflect the financial results of TTD as discontinued operations. The revenues, costs and expenses of TTD have been excluded from the respective captions in the Consolidated Statement of Operations. The loss from discontinued operations associated with TTD, net of tax, in the years ended December 31, 2004, 2003, and 2002 was approximately $1 thousand, $79 thousand and, $933 thousand, respectively.

Financial Condition

The Company's largest asset is its accounts receivable and its largest liabilities are its accounts payable and accrued expenses. Accounts receivable increased approximately $18.4 million, and accounts payable and accrued expenses increased approximately $13.9 million in 2004 as compared to 2003 due primarily to the increase in the level of business activity and the associated billings to customers and subcontractor payments required to perform this work. The increase in total stockholder's investment in 2004 resulted primarily from earnings and dividend activity and from the exercise of stock options.

Liquidity and Capital Resources

Cash Flows

The Company's cash and cash equivalents decreased by approximately $9.7 million during 2004. Approximately $8.7 million in net cash was used in operating activities, investing activities used approximately $2.7 million, and financing activities provided approximately $1.7 million. The difference between cash used in operating activities of approximately $8.7 million in 2004 as compared to cash provided by operating activities of approximately $6.4 million in 2003 is primarily due to increases in accounts receivable and contract inventories associated with contract requirements for significant material and subcontractor usage for which the billing and collections cycle had not been completed. The accounts receivable and contract inventories increases were partially offset by increases in net income and accounts payable and accrued expenses. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $1.6 million provided by bank loan proceeds, $518 thousand provided by the issuance of common stock associated with the exercise of stock options, and $401 thousand used to pay dividends.

The Company's cash and cash equivalents increased by approximately $5.6 million during 2003. Approximately $6.4 million in net cash was provided by operating activities, investing activities used approximately $720 thousand, and financing activities used approximately $34 thousand. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $349 thousand used to pay dividends and $315 thousand provided by the issuance of common stock associated with the exercise of stock options. Cash flows provided by operating activities increased in 2003 as compared to 2002 due primarily to increases in net income and accounts payable, which was partially offset by an increase in accounts receivable.

The Company's cash and cash equivalents increased by approximately $4.0 million during 2002. Approximately $5.0 million in net cash was provided by operating activities, investing activities used approximately $521 thousand, and financing activities used approximately $456 thousand. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of the repayment of $351 thousand of bank loan borrowings, $349 thousand used to pay dividends, and $244 thousand provided by the issuance of common stock associated with the exercise of stock options.

Cash dividends were declared at the rate of $.04 per share for the quarter ending March 31, 2004 and $.05 per share for the quarters ending June 30, 2004, September 30, 2004 and December 31, 2004. Pursuant to its bank loan agreement (see Note 8 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

Liquidity

The Company's internal sources of liquidity result primarily from operating activities, specifically from changes in the level of revenues and associated accounts receivable and accounts payable from period to period, and from profitability. Significant increases or decreases in revenue and accounts receivable and accounts payable can cause significant increases or decreases in internal liquidity.

Accounts receivable arise primarily from billings made by the Company to the government or other government prime contractors for services rendered and payments received on accounts receivable represent the principal source of cash for the Company. Accounts receivable levels can be affected by contract retainages, differences between the provisional billing rates authorized by the government compared to the costs actually incurred by the Company, government delays in processing administrative paperwork for contract funding, and the timing of large materials purchases and subcontractor efforts used in performance on Company's contracts.

The Company acquired contract inventories of approximately $8.5 million as of December 31, 2004, due to work performed by SED on the TBPS contract. Contract inventories consisted of materials, supplies and other expenditures for which the end unit has not yet been completed and accepted. Although these costs are classified as contract inventories for accounting purposes, they are similar in nature to materials and direct supplies purchased for use in performance on the Company's other contracts in that they are solely and directly attributable to the contract and will be billed to the customer within a relatively short time. All of the $8.5 million of contract inventories is expected to be liquidated, billed, and collected in 2005. These materials and direct supplies will not be restocked to maintain any permanent contract inventory levels.

Accounts payable arise primarily from purchases of subcontractor services and materials used by the Company in the performance of its contract work. Payments made on accounts payable, along with payments made to satisfy employee payroll and payroll associated expenses, make up the principal cash requirements of the Company. Accounts payable levels can be affected by changes in the level of contract work performed by the Company and by the timing of large materials purchases and subcontractor efforts used in performance on the Company's contracts.

Other cash requirements include the acquisition of capital assets for office and computer support, facilities maintenance, and the payment of cash dividends. The Company invested approximately $1.1 million related to expansion and improvement of facilities at two locations during 2004 and has commitments to complete this work for an additional amount of approximately $164 thousand in 2005. These investments were for the expansion of its facility in Ladysmith, Virginia in support of growth in SED and improvements at its primary office facility in Alexandria, Virginia.

VSE's external sources of liquidity consist of a revolving bank loan agreement that provides loan financing based on the Company's accounts receivable (See Note 8 of "Notes to Consolidated Financial Statements"). The bank financing complements the internal sources of liquidity by providing increasing levels of borrowing capacity as accounts receivable levels increase. The bank loan agreement provided loan financing up to a maximum commitment of $15 million as of December 31, 2004. The Company has determined that the $15 million commitment is adequate to cover current and future liquidity requirements. The expiration date of the revolving loan is May 31, 2006.

Performance of work under the BAV contract and other contracts that require significant amounts of subcontractor or material purchases have the potential to cause substantial requirements for working capital; however, management believes that cash flows from operations and the bank loan commitment are adequate to meet current operating cash requirements.

Contractual Obligations

The following table shows the consolidated contractual obligations as of December 31, 2004 (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Bank notes payable . . .	$1,578	$1,578	$ -	$ -	$ -
Operating leases, net of non-cancelable sublease income	8,167	2,356	5,425	386	-
Purchase obligations . .	226	226	-	-	-
Total	$9,971	$4,160	$5,425	$ 386	$ -

Bank notes payable consists of a revolving loan agreement that contains collateral requirements by which Company assets secure amounts outstanding, restrictive covenants that include minimum tangible net worth and profitability requirements, a limit on annual dividends, and other affirmative and negative covenants. This loan balance was paid in full when accounts receivable were collected in January, 2005.

Operating lease commitments are primarily for VSE's principal executive and administrative offices and leased facilities for office, shop, and warehouse space located near customer sites. The Company also has some equipment and software leases that are included in these amounts.

Purchase obligations consist primarily of contractual commitments associated with construction, improvements and maintenance on VSE facilities, and for the acquisition of office, shop, and computer equipment. Generally, contracts with commercial customers for purchases of materials or services that are not associated with performance on the Company's prime contracts with the U.S. Government are included in the above table. The table excludes contractual commitments for materials or subcontractor work purchased to perform on our U.S. Government contracts. Such commitments for materials and subcontractors are reimbursable to the Company when used on the contracts, and generally are also reimbursable to the Company by the U.S. Government in the event a contract is "terminated for convenience" pursuant to federal contracting regulations.

Inflation and Pricing

Most of the contracts performed by VSE provide for estimates of future labor costs to be escalated for any option periods provided by the contracts, while the non-labor costs included in such contracts are normally considered reimbursable at cost. VSE property and equipment consists principally of computer systems equipment and furniture and fixtures. The overall impact of inflation on replacement costs of such property and equipment is not expected to be significant.

Disclosures About Market Risk

Interest Rates

VSE's bank loan financing provides available borrowing to the Company at variable interest rates. The Company has not borrowed significant amounts on the loan in recent years. Accordingly, the Company does not believe that any movement in interest rates would have a material impact on future earnings or cash flows. If VSE were to significantly increase borrowings on the current loan arrangement, future interest rate changes could potentially have a material impact.

Foreign Currency

While a significant amount of the Company's business results from the services provided by BAV related to the transfer of ships to foreign governments, the BAV contract payments are made by the U.S. Government in U.S. dollars. Additionally, most funding requirements to support work performed or services purchased in foreign countries are made in U.S. dollars, and the infrequent disbursements that are made in foreign currencies are reimbursable to BAV in post conversion dollars. Foreign currency transactions of other VSE divisions or subsidiaries are virtually non-existent. Accordingly, the Company does not believe that it is exposed to any material foreign currency risk.

ITEM 8. Financial Statements and Supplementary Data

Index To Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of VSE Corporation:

We have audited the accompanying consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSE Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia
February 18, 2005

VSE Corporation and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share amounts)

	As of December 31, 2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 130	$ 9,843
Accounts receivable, principally U.S. Government, net	40,274	21,835
Contract inventories	8,504	-
Deferred tax assets	1,077	819
Other current assets	1,595	1,379
Total current assets	51,580	33,876
Property and equipment, net	4,435	3,038
Deferred tax assets	312	297
Goodwill	1,054	1,054
Other assets	2,971	2,511
Total assets	$60,352	$40,776
Liabilities and Stockholders' Investment		
Current liabilities:		
Bank notes payable	$ 1,578	$ -
Accounts payable	26,853	14,634
Accrued expenses	7,452	5,760
Dividends payable	114	88
Total current liabilities	35,997	20,482
Deferred compensation	1,312	1,236
Total liabilities	37,309	21,718
Commitments and contingencies		
Stockholders' investment:		
Common stock, par value $.05 per share, authorized 5,000,000 shares; issued 2,276,688 in 2004 and 2,214,136 in 2003	114	110
Paid-in surplus	4,879	3,928
Deferred stock-based compensation	(4)	(17)
Retained earnings	18,054	15,037
Total stockholders' investment	23,043	19,058
Total liabilities and stockholders' investment	$60,352	$40,776

The accompanying notes are an integral part of these balance sheets.

VSE Corporation and Subsidiaries
Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the years ended December 31,		
	2004	2003	2002
Revenues, principally from contracts	$ 216,011	$ 133,059	$ 128,417
Costs and expenses of contracts	209,841	129,372	125,467
Gross profit	6,170	3,687	2,950
Selling, general and administrative expenses	636	351	281
Interest (income) expense, net	(102)	(69)	24
Income before income taxes	5,636	3,405	2,645
Provision for income taxes	2,191	1,315	1,060
Income from continuing operations	3,445	2,090	1,585
Discontinued operations:			
Loss from operations before income taxes .	(2)	(127)	(1,500)
Benefit for income taxes	(1)	(48)	(567)
Loss from discontinued operations	(1)	(79)	(933)
Net income	$ 3,444	$ 2,011	$ 652
Basic earnings per share:			
Income from continuing operations	$ 1.54	$ 0.96	$ 0.73
Loss from discontinued operations	0.00	(0.04)	(.43)
Net income	$ 1.54	$ 0.92	$ 0.30
Basic weighted average shares outstanding	2,231,848	2,189,197	2,172,384
Diluted earnings per share:			
Income from continuing operations	$ 1.49	$ 0.94	$ 0.72
Loss from discontinued operations	0.00	(0.04)	(0.42)
Net income	$ 1.49	$ 0.90	$ 0.30
Diluted weighted average shares outstanding	2,309,932	2,230,226	2,196,390

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Stockholders' Investment

(in thousands except per share data)

	Common Stock Shares	Common Stock Amount	Paid-In Surplus	Deferred Stock-based Compensation	Retained Earnings	Total Stockholders' Investment
Balance at December 31, 2001	2,150	$ 107	$ 3,294	-	$ 13,074	$16,475
Net income for the year	-	-	-	-	652	652
Exercised stock options	33	2	213	-	-	215
Tax benefit of options exercised	-	-	22	-	-	22
Issuance of stock	3	-	29	-	-	29
Dividends declared ($.16)	-	-	-	-	(350)	(350)
Balance at December 31, 2002	2,186	$ 109	$ 3,558	-	$ 13,376	$17,043
Net income for the year	-	-	-	-	2,011	2,011
Exercised stock options	25	1	270	-	-	271
Tax benefit of options exercised	-	-	14	-	-	14
Deferred stock-based compensation	-	-	42	(42)	-	-
Amortization of deferred stock-based compensation	-	-	-	25	-	25
Issuance of stock	3	-	44	-	-	44
Dividends declared ($.16)	-	-	-	-	(350)	(350)
Balance at December 31, 2003	2,214	110	3,928	(17)	15,037	19,058
Net income for the year	-	-	-	-	3,444	3,444
Exercised stock options	62	4	505	-	-	509
Tax benefit of options exercised	-	-	433	-	-	433
Deferred stock-based compensation	-	-	4	(4)	-	-
Amortization of deferred stock-based compensation	-	-	-	17	-	17
Issuance of stock	1	-	9	-	-	9
Dividends declared ($.19)	-	-	-	-	(427)	(427)
Balance at December 31, 2004	2,277	$ 114	$ 4,879	$ (4)	$ 18,054	$23,043

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 3,444	$ 2,011	$ 652
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	1,304	1,158	1,414
Loss on impairment of intangible assets	-	-	576
Loss on sale of property and equipment	-	7	27
Deferred taxes	(273)	646	(274)
Tax benefit of options exercised	433	14	22
Amortization of deferred stock-based compensation	17	25	-
Change in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	(18,439)	(3,913)	2,927
Contract inventories	(8,504)	-	-
Other current assets and noncurrent assets	(676)	(246)	769
Increase (decrease) in:			
Accounts payable and deferred compensation	12,295	5,977	(1,952)
Accrued expenses	1,692	708	817
Net cash (used in) provided by operating activities	(8,707)	6,387	4,978
Cash flows from investing activities:			
Purchase of property and equipment	(2,701)	(720)	(521)
Net cash used in investing activities	(2,701)	(720)	(521)
Cash flows from financing activities:			
Net proceeds from (payments on) bank loans	1,578	-	(351)
Dividends paid	(401)	(349)	(349)
Proceeds from issuance of common stock	518	315	244
Net cash provided by (used in) financing activities	1,695	(34)	(456)
Net (decrease) increase in cash and cash equivalents	(9,713)	5,633	4,001
Cash and cash equivalents at beginning of year	9,843	4,210	209
Cash and cash equivalents at end of year	$ 130	$ 9,843	$ 4,210

Supplemental cash flow disclosures (in thousands):

	2004	2003	2002
Cash paid during the year for:			
Interest	$ -	$ -	$ 61
Income taxes	$ 2,292	$ 616	$ 205

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements consist of the operations of the parent company, operations of the Company's wholly owned subsidiaries, and operations of the Company's divisions. In 2004, Energetics Incorporated ("Energetics") is VSE's only active subsidiary. Active divisions include BAV Division ("BAV"), Coast Guard Division ("VCG") beginning in February 2002, Communications and Engineering Division ("CED") beginning in February 2003, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), Systems Engineering Division ("SED," formerly Land Systems Division), Telecommunications Technologies Division ("TTD"), and Value Systems Services Division ("VSS"). In February 2003, VSE decided to terminate operations of TTD due to declining revenues and significant losses sustained by this division. TTD continued work on uncompleted contracts during 2003 and 2004 to satisfy its contractual obligations and upon finishing work in July 2004 TTD was classified as a discontinued operation. Some of TTD's technical capabilities have been transferred to other VSE divisions.

The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only. Intercompany sales are principally at cost. All intercompany transactions have been eliminated in consolidation. Certain prior year balances have been reclassified for comparative purposes.

The Company's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "government") and other federal government prime contractors. The Company's customers also include non-government organizations and commercial entities.

VSE operations are conducted within a single reporting segment and financial information is presented on a company-wide basis. The Company's segment includes all of the operations of the Company's subsidiaries and divisions as they have similar operations servicing a similar customer base. The Company manages these services as a single segment that is divided into profit centers that are focused on contracts.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include the allowance for doubtful accounts and accruals for loss contracts, contract disallowance and self insured health claims, and estimated cost to complete on certain fixed-price contracts.

Accounting for Stock-based Compensation

The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31		
	2004	2003	2002
Net income, as reported	$3,444	$2,011	$ 652
Add: Total stock-based employee compensation expense as reported under intrinsic value method (APB No. 25) for all awards, net of related tax effects	9	15	--
Deduct: Total stock-based compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of related tax effects	(119)	(83)	(111)
Pro forma net income	$3,334	$1,943	$ 541
Earnings per share:			
Basic - as reported	$1.54	$0.92	$0.30
Diluted - as reported	$1.49	$0.90	$0.30
Basic - pro forma	$1.49	$0.89	$0.25
Diluted - pro forma	$1.44	$0.87	$0.25

The fair value of the options is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used in the pricing calculations for 2004, 2003, and 2002:

	2004	2003	2002
Risk free interest rate	2.47%	2.18%	3.50%
Dividend yield	1.30%	1.48%	2.16%
Expected life	3 years	3 years	3 years
Expected volatility	48.30%	37.30%	32.90%

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), "Share-Based Payment," which is a revision to SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25 and amends SFAS 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company can adopt SFAS 123(R) in one of two ways – the modified prospective method or the modified retrospective method. The Company will adopt SFAS 123(R) on July 1, 2005 and is currently evaluating the alternative methods.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share above. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for each of the last three years of the period ending December 31,

2004 for such excess tax deductions were approximately $433 thousand, $14 thousand, and $22 thousand for 2004, 2003 and 2002, respectively.

Earnings Per Share

Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options.

	Years Ended December 31,		
	2004	2003	2002
Basic weighted average common shares outstanding . .	2,231,848	2,189,197	2,172,384
Diluted effect of options . . .	78,084	41,029	24,006
Diluted weighted average common shares outstanding . .	2,309,932	2,230,226	2,196,390

Cash and Cash Equivalents

Cash and cash equivalents reported by the Company consist of cash balances in the Company's bank accounts and short term temporary invested balances connected to the bank accounts with sweep arrangements, netted by checks issued on the Company's bank accounts that have not yet been presented to the bank for collection. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Contract Inventories

Contract inventories consist of materials purchased, advances to suppliers, and other expenditures arising from and solely and directly attributable to contract requirements. The cost of such contract inventories is expected to be billed to the customer within a relatively short time. These materials and direct supplies are purchased to satisfy contract requirements and are not restocked to maintain any permanent contract inventory levels.

Raw material contract inventories consist of advances to suppliers for materials for use in contract requirements for which work has not yet begun and are stated at cost. Work in process contract inventories consist of amounts for materials, supplies and other expenditures for which work has been performed but for which the end unit has not yet been completed and accepted. Work in process contract inventory is stated at cost plus applicable indirect cost burdens, including general and administrative costs.

Property and Equipment

Property and equipment are stated at cost. Depreciation of computer systems equipment is provided principally by the double-declining method over periods of two to four years. Depreciation of furniture and fixtures is provided principally by the straight-line method over approximately nine years. Depreciation of other equipment is provided principally by the double-declining method over periods of three to ten years. Depreciation of buildings and land improvements is provided principally by the straight-line method over periods of approximately twenty to thirty years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

Concentration of Credit Risk/Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited as they are primarily government receivables. The Company believes that the fair market value of all financial instruments, including assets of the deferred compensation plan and debt, approximate book value.

Contracts with the U.S. Government either as a prime or subcontractor, primarily with the U.S. Department of Defense, accounted for approximately 99% of revenues for each of the years ending December 31, 2004, 2003, and 2002. The BAV contract accounted for approximately 52%, 48% and 56% of consolidated revenues during 2004, 2003 and 2002, respectively.

Contract Revenues

Substantially all of the Company's revenues result from contract services performed for the U.S. Government or for contractors engaged in work for the government under a variety of contracts. Revenue is recognized when earned as services are provided. Revenue is considered earned when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

Revenues on cost-type contracts are recorded on the basis of recoverable costs incurred and fees earned. The Company has a contract in its BAV division for which contract terms specify award fee payments to BAV that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period. Approximately $148.0 million, $93.6 million and $106.2 million of the Company's revenues were under cost reimbursable contracts for the years ended December 31, 2004, 2003, and 2002, respectively.

Revenues on time and material contracts are recorded on the basis of billable rates times allowable hours worked plus material and other reimbursable costs incurred. Revenues on fixed-price service contracts are recorded as services are provided. Revenues on certain fixed-price contracts are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, or manufacturing services performed to the customer's specifications. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenue related to work performed on contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized as income until it can be reliably estimated and its realization is probable. The Company provides for anticipated losses on contracts by a charge to income during the period in which losses are first identified.

A substantial portion of contract and administrative costs is subject to audit by the Defense Contract Audit Agency. The Company's indirect cost rates have been audited and approved for 2002 and prior years and these completed audits have not resulted in material adjustments to the Company's results of operations or financial position. While the Company maintains reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, there can be no assurances that the audits of the indirect cost rates for 2004 and 2003 will not result in material adjustments to the Company's results of operations or financial position.

The Company establishes allowances for collection of doubtful accounts. The Company assesses the adequacy of these reserves by considering general factors, such as the length of time individual receivables are past due and historical collection experience. The Company believes that the established valuation allowances are adequate.

Deferred Compensation Plans

Deferred compensation plan expense for the years ended December 31, 2004, 2003, and 2002 was $240 thousand, $0, and $7 thousand, respectively.

Included in other assets are assets of the deferred compensation plans which include equity securities recorded at fair value. The fair value of the deferred compensation plan assets was approximately $1.3 million and $1.2 million as of December 31, 2004, and 2003, respectively. Because plan participants are at risk for market value changes in these assets, the liability to plan participants fluctuates with the asset values.

Impairment of Long-Lived Assets

Long-lived assets includes property and equipment to be held and used. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management's best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS No. 144 as of December 31, 2004.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of VSE net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense. Management believes that it is more likely than not that the deferred tax assets will be realized through future taxable income and, therefore, no valuation allowance is required.

Discontinued Operations

In July 2004, all business operations associated with the Company's TTD division ceased. Accordingly, prior period consolidated financial statements have been restated to reflect the financial results of TTD as discontinued operations. The revenues, costs and expenses of TTD have been excluded from the respective captions in the Consolidated Statement of Operations. The revenues from discontinued operations associated with TTD in the years ended December 31, 2004, 2003 and 2002 were approximately $9 thousand, $1.4 million, and $6 million, respectively. The loss from discontinued operations associated with TTD, net of tax, in the years ended December 31, 2004, 2003, and 2002 was approximately $1 thousand, $79 thousand and, $933 thousand, respectively. Approximately $5 thousand net current assets related to TTD were included in the December 31, 2004 balance sheet, comprised primarily of receivables.

Goodwill

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS No. 142 does not permit amortization of goodwill, but requires a review for impairment at least annually, or more frequently if an asset might be impaired, using a fair-value based approach. See Note 7 of the Company's consolidated financial statements for further discussion.

(2) Accounts Receivable

The components of accounts receivable as of December 31, 2004 and 2003, were as follows (in thousands):

	2004	2003
Billed	$15,777	$ 5,397
Unbilled:		
Government retainage	35	8
Subcontract retainage	4,700	348
Other (principally December work billed in January)	19,814	16,159
Less-Allowance for doubtful accounts	(52)	(77)
Total accounts receivable	$40,274	$21,835

Unbilled subcontract retainage includes amounts withheld from payments to subcontractors.

The "Unbilled: Other" includes certain costs for work performed at risk but which the Company believes will be funded by the government. Amounts not presently funded included in "Unbilled: Other" were $56 thousand and $478 thousand as of December 31, 2004, and 2003, respectively.

The Company generally expects to collect all accounts receivable other than retainages within one year.

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

Allowance for Doubtful Accounts	Balance at Beginning of Period	Deductions[1]	Additions Charged to Costs and Expenses	Balance at End of Period
For the year ended December 31, 2004	$ 77	$ 35	$10	$ 52
For the year ended December 31, 2003	99	87	65	77
For the year ended December 31, 2002	300	270	69	99

(1) Write-offs and settlements

(3) Other Current Assets

Other current assets consisted of the following as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Federal and state tax receivable	$ 371	$ 129
Travel advances	271	443
Prepaid rent expense	208	243
Software licensing	95	59
Prepaid materials	88	39
Other prepaid expenses	562	466
Total other current assets	$1,595	$1,379

(4) Contract Inventories

The components of contract inventories as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Raw material	$4,783	$ 0
Work in process	3,721	0
Total contract inventories	$8,504	$ 0

Contract inventories at December 31, 2004 consisted of materials purchased, advances to suppliers, and other expenditures for use in a contract to modify and apply a protective system, the Tanker Ballistic Protection System ("TBPS"), to military vehicles for the U.S. Army. This contract was awarded to VSE in November 2004. VSE was not performing this type of effort, and did not have any contract inventories, prior to November 2004.

Although these costs are classified as contract inventories for accounting purposes, they are similar in nature to materials and direct supplies purchased for use in performance on the Company's other contracts in that they are solely and directly attributable to the contract and will be billed to the customer within a relatively short time. All of the $8.5 million of contract inventories is expected to be liquidated, billed, and collected in 2005. These materials and direct supplies will not be restocked to maintain any permanent contract inventory levels.

Raw material contract inventories consist of advances to suppliers for materials for use on this contract but on which work has not yet begun. Work in process contract inventories consist of amounts for materials, supplies and other expenditures for which work has been performed but for which the end unit has not yet been completed and accepted. Work in process contract inventory includes applicable indirect cost burdens, including general and administrative costs totaling approximately $442 thousand.

(5) Other Assets

Other assets consisted of the following as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Cash surrender value of life insurance	$ 1,347	$ 1,269
Deferred compensation trust	1,312	1,236
Other assets	312	6
Total other assets	$ 2,971	$ 2,511

(6) Property and Equipment

Property and equipment (recorded at cost) consisted of the following as of December 31, 2004 and 2003(in thousands):

	2004	2003
Computer systems equipment	$ 4,485	$ 3,644
Furniture, fixtures, equipment and other	2,877	2,533
Leasehold improvements	2,607	1,968
Buildings	1,050	302
Land and land improvements	385	385
	11,404	8,832
Less accumulated depreciation and amortization	(6,969)	(5,794)
Total property and equipment	$ 4,435	$ 3,038

Depreciation and amortization expense for property and equipment was approximately $1.3 million for 2004 and approximately $1.2 million for 2003 and 2002.

(7) Goodwill and Intangible Assets

As part of the August 29, 1995, acquisition of Energetics, the Company recorded approximately $1.7 million of goodwill. Between 1995 and 2001, VSE amortized the goodwill by the straight-line method using a fifteen year life. In accordance with SFAS No. 142, VSE stopped amortizing the goodwill in January 2002, but continues to review it at least annually, or more frequently if an asset might be impaired, to determine if an impairment has occurred. Approximately $1.1 million of unamortized goodwill remains on the books as of December 31, 2004.

On December 28, 2000, TTD invested $960 thousand in the acquisition of certain contract and marketing rights. Between January 2001 and December 2002, these intangible assets were amortized by the straight-line method using a life of five years. During the fourth quarter of 2002, VSE determined that an impairment of the intangible assets had occurred due to recurring losses and reduced backlog. As a result, an impairment loss for the remaining unamortized amount of $576 thousand was recorded and is included in the loss from discontinued operations in VSE's statement of operations for 2002.

Total Company amortization expense for intangible assets was $0 for 2004 and 2003 and approximately $192 thousand for 2002, which is included in the loss from discontinued operations.

(8) Debt

VSE has a revolving loan agreement with a bank in which the Company can borrow up to $15 million, subject to a borrowing formula based on billed receivables. The loan agreement contains collateral requirements by which Company assets secure amounts outstanding, restrictive covenants that include minimum tangible net worth and profitability requirements, a limit on annual dividends, and other affirmative and negative covenants.

The expiration date of the revolving loan is May 31, 2006, and the Company is obligated to repay outstanding borrowings against the loan on this date. From time to time the bank and the Company may negotiate an amendment to the loan to change this expiration date to a later date. The loan agreement contains terms whereby the Company may borrow against the loan and has the option at any time and from time to time to prepay such borrowings in whole or in part without premium or penalty. In December 2004, the Company borrowed against the loan and amounts outstanding under this loan agreement were approximately $1.6 million as of December 31, 2004. The Company subsequently exercised its prepayment option and the borrowings were paid in whole in January 2005. There were no outstanding amounts borrowed as of December 31, 2003.

The Company pays a fixed annual commitment fee and interest on any borrowings under the loan at a prime-based rate or an optional LIBOR-based rate. Interest expense incurred on the loan for 2004, 2003 and 2002 was approximately $1 thousand, $0, and $55 thousand, respectively.

(9) Accrued Expenses

The components of accrued expenses as of December 31, 2004 and 2003, were as follows (in thousands):

	2004	2003
Accrued salaries	$1,432	$1,267
Accrued vacation	1,661	1,332
Estimated future losses on contracts	480	516
Estimated contract disallowances	467	442
Accrued bonus	1,856	1,157
Accrued pension and 401(k) contributions	468	452
Other accrued expenses	1,088	594
Total accrued expenses	$7,452	$5,760

(10) ESOP/401(k) Plan and Profit Sharing Plan

VSE established an ESOP/401(k) plan in 1984. Under the provisions of the ESOP, VSE and certain of its operating entities made contributions into a trust which purchased VSE stock on behalf of employees who met certain age and service requirements and were employed at the end of the plan year. Contributions at the rate of up to 2% of eligible employee compensation were permitted at the discretion of the VSE Board of Directors and were allocated, subject to a vesting schedule, on a pro rata basis on eligible employee compensation. The 401(k) segment of the plan allows employees meeting certain age and service requirements to contribute a portion of their salary to certain investment trusts. As of April 1, 1999, the ESOP contributions were discontinued and replaced by employer 401(k) contributions made on behalf of the eligible employee participants based on the employees' 401(k) payroll deferrals. The employer contribution is equal to 50% of the employee deferral on the first 6% of the employee pay deferred. The Company expense associated with this plan for 2004, 2003, and 2002 was $415 thousand, $262 thousand, and $342 thousand, respectively.

The ESOP/401(k) plan held 281,933 shares and 317,223 shares of VSE stock as of December 31, 2004 and 2003, respectively. Such shares receive dividend payments and are included in the weighted average shares for earnings per share calculations.

Energetics maintains a profit sharing plan for employees. All employees who have completed two years of service are members of the profit sharing plan. At its discretion, Energetics may make contributions to the plan. The plan expense for 2004, 2003, and 2002 was $443 thousand, $429 thousand, and $458 thousand, respectively.

(11) Stock Option Plans

2004 Stock Option Plan

In May 2004 shareholders approved the VSE Corporation 2004 Stock Option Plan (the "2004 Plan"), which is substantially similar to the 1998 Stock Option Plan (the "1998 Plan"). Under the 2004 Plan, the Company may grant options for an aggregate of up to 350,000 shares of VSE Common Stock, par value $.05 per share ("shares" or "VSE Stock"). Shares which are forfeited back to the Company may be reissued. Of the shares available for grant, nondiscretionary options for up to 30,000 shares may be granted to non-employee directors of VSE, and discretionary options for up to 320,000 shares may be granted to executives and other key employees. No discretionary grant may be made under the 2004 Plan if the total number of shares underlying unexercised outstanding options granted under the 2004 Plan and the 1998 Plan would exceed 15% of total issued and outstanding VSE Stock if such discretionary grant was made. Each option granted under the 2004 Plan will be issued at the fair market value of VSE shares on the date of grant for a period of up to five years, subject to earlier termination as provided by the 2004 Plan. Each option issued vests 25% on date of award and 25% on each anniversary date thereafter, becoming 100% vested as of the third anniversary date of award. No options were granted under the 2004 Plan in 2004. On January 1, 2005, the Company granted options for up to 70,000 shares, including nondiscretionary options for up to 6,000 shares. The 2004 Plan will terminate on the earliest of May 1, 2014, or the date on which all options issued under the 2004 Plan have been exercised, expire, or have been terminated.

1998 Stock Option Plan

As of December 31, 2004, options issued under the 1998 Plan for up to 211,625 shares remain outstanding. The 1998 Plan will terminate on the earliest of May 6, 2008, or the date on which all options issued under the 1998 Plan have been exercised, expire, or have been terminated.

Information with respect to stock options is as follows:

	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price
Number of shares under stock options:						
Outstanding at beginning of year	212,250	$ 8.07	185,000	$ 7.66	217,375	$10.28
Granted	65,500	12.82	68,750	10.85	69,750	5.77
Exercised	(62,125)	8.19	(24,875)	10.89	(32,500)	6.59
Forfeited	-	-	(4,625)	10.18	(39,000)	7.86
Terminations	(4,000)	8.03	(12,000)	10.93	(30,625)	9.42
Outstanding at end of year	211,625	$ 9.51	212,250	$ 8.07	185,000	$ 7.66
Exercisable at end of year	161,938	$ 8.70	127,250	$ 7.45	111,063	$ 8.29
Weighted average remaining contractual life . . .	3 years		2 years		1 year	
Weighted average fair value of options granted	$2.76		$2.80		$1.97	

The following table summarizes the range of exercise prices for options outstanding at December 31, 2004:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$5.77 to $6.62	86,375	1	$ 6.12	86,375	$ 6.12
$10.73 to $12.32	60,250	3	10.80	43,313	10.78
$12.82	65,000	4	12.82	32,250	12.82
Total	211,625	3	$ 9.51	161,938	$ 8.70

The Company accounts for stock-based employee compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. The total stock-based employee compensation expense, net of tax effects, as of December 31, 2004 and 2003, was approximately $9 thousand and $15 thousand, respectively.

(12) Income Taxes

The Company files consolidated federal income tax returns with all of its subsidiaries. The components of the provision for income taxes from continuing operations for the years ended December 31, 2004, 2003, and 2002 are as follows (in thousands):

	2004	2003	2002
Current			
Federal	$1,989	$ 796	$ 834
State	475	244	188
	2,464	1,040	1,022
Deferred			
Federal	(202)	275	25
State	(71)	-	13
	(273)	275	38
Provision for income taxes	$2,191	$1,315	$1,060

The benefit for income taxes from discontinued operations for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Current	$ (1)	$(419)	$(255)
Deferred	-	371	(312)
Total income tax benefit	$ (1)	$ (48)	$(567)

The differences between the amount of tax computed at the federal statutory rate of 34% and the provision for income taxes for 2004, 2003, and 2002 are as follows (in thousands):

	2004	2003	2002
Tax at statutory federal income tax rate at 34%	$1,916	$1,158	$ 899
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	266	160	126
Permanent differences, net	9	(6)	12
Other, net	-	3	23
Provision for income taxes	$2,191	$1,315	$1,060

The Company's deferred tax assets (liabilities) as of December 31, 2004 and 2003 which represent the tax effects of temporary differences between tax and financial accounting bases of assets and liabilities and are measured using presently enacted tax rates, are as follows (in thousands):

	2004	2003
Current deferred tax assets	$1,173	$1,023
Current deferred tax liabilities	(96)	(204)
Net current deferred tax assets	1,077	819
Noncurrent deferred tax assets	1,109	887
Noncurrent deferred tax liabilities	(797)	(590)
Net noncurrent deferred tax assets	312	297
Net deferred tax assets	$1,389	$1,116

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2004 and 2003, are as follows (in thousands):

	2004	2003
Deferred compensation and accrued paid leave	$1,221	$1,025
Reserve for future losses	186	200
Reserve for contract and other disallowances	165	159
Accrued expenses	75	70
Reserve for doubtful accounts	32	36
Retainages not taxed until billed	(9)	(5)
Deferred revenues	(50)	(165)
Accelerated depreciation	(133)	(138)
Intangible assets	(139)	(92)
Other	41	26
Net deferred tax assets	$1,389	$1,116

(13) Commitments and Contingencies

Leases and other commitments

The Company and its subsidiaries have various non-cancelable operating leases for facilities, equipment, and software with terms between two and ten years. Payments on these leases for 2004, 2003, and 2002 were:

	(in thousands)		
	Payments on Leases	Sublease Income	Net Expense
2004	$3,692	$ 566	$3,126
2003	3,289	637	2,652
2002	2,630	869	1,761

Future minimum annual non-cancelable commitments are as follows:

	(in thousands)		
	Payments on Leases	Sublease Income	Net Expense
2005	$ 3,250	$ 894	$2,356
2006	3,014	777	2,237
2007	2,645	798	1,847
2008	1,615	274	1,341
2009	386	-	386
Thereafter	-	-	-
Total	$10,910	$2,743	$8,167

Contingencies

The Company and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. The Company is not aware of any present claims which would have a material adverse effect on the Company's financial position or results of operations.

(14) Selected Quarterly Data (Unaudited)

The following table shows selected quarterly data for 2004 and 2003, in thousands, except earnings per share:

	2004 Quarters			
	1st	2nd	3rd	4th
Revenues	$42,609	$54,037	$62,223	$57,142
Gross profit	$ 1,147	$ 1,613	$ 1,604	$ 1,806
Income from continuing operations	$ 708	$ 855	$ 885	$ 997
Loss from discontinued operations	-	(1)	-	-
Net income	$ 708	$ 854	$ 885	$ 997
Basic earnings per share:				
Income from continuing operations	$ .32	$ .38	$ .40	$ .44
Loss from discontinued operations	-	-	-	-
Net income per share	$ .32	$ .38	$ .40	$ .44
Weighted average shares outstanding	2,216	2,222	2,225	2,264
Diluted earnings per share:				
Income from continuing operations	$ .31	$ .37	$ .38	$ .43
Loss from discontinued operations	-	-	-	-
Net income per share	$ .31	$ .37	$ .38	$ .43
Weighted average shares outstanding	2,287	2,306	2,301	2,346

	2003 Quarters			
	1st	2nd	3rd	4th
Revenues	$25,429	$29,106	$36,339	$42,185
Gross profit	$ 794	$ 760	$ 936	$ 1,197
Income from continuing operations	$ 492	$ 447	$ 530	$ 621
Loss from discontinued operations	(60)	(11)	(7)	(1)
Net income	$ 432	$ 436	$ 523	$ 620
Basic earnings per share:				
Income from continuing operations	$ .23	$ .20	$ .24	$ .28
Loss from discontinued operations	(.03)	-	-	-
Net income per share	$ .20	$ .20	$ .24	$ .28
Weighted average shares outstanding	2,187	2,189	2,189	2,192
Diluted earnings per share:				
Income from continuing operations	$ .22	$ .20	$ .23	$ .28
Loss from discontinued operations	(.03)	-	-	-
Net income per share	$ .19	$ .20	$ .23	$ .28
Weighted average shares outstanding	2,225	2,220	2,236	2,240

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

VSE's chief executive officer and chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a - 14(c) and 15d - 14(c)) as of December 31, 2004 (the "Evaluation Date"), have concluded that, as of the Evaluation Date, VSE's disclosure controls and procedures were adequate to ensure that the information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the requisite time periods specified in the SEC's rules and forms.

PART III

The information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) and is incorporated herein by reference to the Company's proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, except for the specific disclosures below:

ITEM 10. Directors and Executive Officers of the Registrant

Audit Committee and Financial Expert

The Board of Directors has determined that the Company has at least one audit committee financial expert serving on its Audit Committee, Director James F. Lafond. Mr. Lafond is "independent" as that term is used in Schedule 14A, Item 7(d)(3)(iv) under the Securities Exchange Act of 1934, as amended.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Ethics and Conduct that applies to all of its directors, officers, including principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees. The Code is posted on the Company's Internet website www.vsecorp.com.

ITEM 11. Executive Compensation

The information required by this Item 11 is included in the text and tables under the caption "Executive Officer Compensation," in the 2004 Proxy Statement, which is required to be filed by April 30, 2005, and that information is incorporated by reference in this Form 10-K.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is included under the caption "Security Ownership of Certain Beneficial Owners and Management," in the 2004 Proxy Statement, which is required to be filed by April 30, 2005, and that information is incorporated by reference in this Form 10-K.

ITEM 13. Certain Relationships and Related Transactions

The information required by Item 404 of Regulation S-K concerning certain relationships and related transactions is included under the caption "Transactions with Management and Others; Other Information" in our 2004 Proxy Statement, which is required to be filed by April 30, 2005, and that information is incorporated by reference in this Form 10-K.

ITEM 14. Principal Accountant Fees and Services

The information required by Item 9(e) of Schedule 14A concerning principal accounting fees and services is included under the caption "Appointment of Independent Certified Public Accountants" in our 2004 Proxy Statement, which is required to be filed by April 30, 2005, and that information is incorporated by reference in this Form 10-K.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

1. Financial Statements

The consolidated financial statements are listed under Item 8 of this report.

2. Supplemental Financial Statement Schedule

Schedules not included herein have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the consolidated financial statements, financial notes, or supplementary financial information.

3. Exhibits

See "Exhibit Index" hereinafter contained and incorporated by reference.

4. Reports on Form 8-K

On October 29, 2004, the Registrant filed a Current Report on Form 8-K to announce the financial results of the third quarter 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VSE CORPORATION

Date: March 9, 2005

By: /s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Donald M. Ervine Donald M. Ervine	Chairman, President, Chief Executive Officer, Chief Operating Officer	March 8, 2005
/s/ Craig S. Weber Craig S. Weber	Executive Vice President, Chief Administrative Officer, Secretary	March 8, 2005
/s/ Thomas R. Loftus Thomas R. Loftus	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 8, 2005
/s/ Robert J. Kelly Robert J. Kelly	Director	March 8, 2005
/s/ Clifford M. Kendall Clifford M. Kendall	Director	March 8, 2005
/s/ Calvin S. Koonce Calvin S. Koonce	Director	March 8, 2005
/s/ James F. Lafond James F. Lafond	Director	March 8, 2005
/s/ David M. Osnos David M. Osnos	Director	March 8, 2005
/s/ Jimmy D. Ross Jimmy D. Ross	Director	March 8, 2005
/s/ Bonnie K. Wachtel Bonnie K. Wachtel	Director	March 8, 2005

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
2	Plan of acquisition, reorganization, arrangement, liquidation or succession	
	Exchange Agreement dated as of March 25, 1992, amended as of September 1, 1992, by and between VSE Corporation and JBT Holding Corp., et al. (Exhibit A to Exhibit 1, Proxy Statement, filed on Form 8-K on November 2, 1992)	*
3	Articles of incorporation and by-laws	
	Restated Certificate of Incorporation of VSE Corporation dated as of February 6, 1996	*
	By-Laws of VSE Corporation as amended through March 9, 2004	Exhibit 3.2
4	Instruments defining the rights of security holders, including indentures	
	Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2)	*
9	Voting trust agreement	Not Applicable
10	Material contracts	
	Employment Agreement entered into as of December 10, 1997, by and between VSE Corporation and Craig S. Weber (Exhibit VIII to form 10-K dated March 7, 2001)	*
	Employment Agreement entered into as of October 21, 1998, by and between VSE Corporation and Donald M. Ervine (Exhibit VI to Form 10-K dated March 18, 1999)	*
	Employment Agreement entered into as of January 15, 1999, by and between VSE Corporation and Energetics Incorporated and Robert J. Kelly (Exhibit VII to Form 10-K dated March 18, 1999)	*
	Employment Agreement entered into as of June 3, 1999, by and between VSE Corporation and James M. Knowlton (Exhibit V to Form 10-K dated March 15, 2000)	*
	Employment Agreement dated as of March 10, 2004, By and between VSE Corporation and Thomas G. Dacus (Exhibit 10.1 to form 10-Q dated April 28, 2004)	*
	Employment Agreement dated as of July 1, 2004, By and between VSE Corporation and Thomas R. Loftus (Exhibit 10.1 to form 10-Q dated July 30, 2004)	*
	VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 as amended by the Board through March 9, 2004 (Exhibit 10.2 to Form 10-Q dated April 28, 2004)	*

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
	Stock Purchase Agreement dated August 29, 1995 by and between VSE Corporation and the shareholders of Energetics Incorporated (Exhibit 2 to Form 8-K dated September 13, 1995 and Amendment 1 on Form 8-K/A dated November 9, 1995)	*
	VSE Corporation 1996 Stock Option Plan (Appendix A to Registrant's definitive proxy statement dated April 3, 1996)	*
	VSE Corporation 1998 Stock Option Plan (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*
	VSE Corporation 1998 Non-employee Directors Stock Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*
	VSE Corporation 2004 Stock Option Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*
	VSE Corporation 2004 Non-employee Directors Stock Plan (Appendix C to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*
12	Statements re computation of ratios	Not Applicable
13	Annual report to security holders, Form 10-Q or selected quarterly data	Exhibit 13
16	Letter re change in certifying accountant	Not Applicable
18	Letter re change in accounting principles	Not Applicable
21	Subsidiaries of the Registrant	Exhibit 21
22	Published report regarding matters submitted to vote of security holders	Not Applicable
23.1	Consent of independent registered public accounting firm	Exhibit 23.1
24	Power of attorney	Not Applicable
31.1	Section 302 CEO Certification	Exhibit 31.1
31.2	Section 302 CFO and PAO Certification	Exhibit 31.2
32.1	Section 906 CEO Certification	Exhibit 32.1
32.2	Section 906 CFO and PAO Certification	Exhibit 32.2
99	Audit Committee Charter (as adopted by the Board Of Directors of VSE Corporation on March 9, 2004 (Appendix A to Registrant's definitive proxy Statement for the Annual Meeting of Stockholders held on May 3, 2004	*

*Document has been filed as indicated and is incorporated by reference herein.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

	Jurisdiction of Organization
Energetics Incorporated	Maryland
VSE Services International, Inc.	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 File Numbers 333-15307 pertaining to the Employee ESOP/401(k) Plan, 333-15311 pertaining to the 1996 Stock Option Plan, 333-92427 pertaining to the 1998 Non-employee Directors Stock Plan and 1998 Stock Option Plan, 333-109561 pertaining to the 1998 Stock Option Plan, and 333-115218 pertaining to the 2004 Stock Option Plan and 2004 Non-employee Directors Stock Plan and Form S-3 File Number 333-15309 pertaining to the Non-employee Directors Stock Plan,) of our report dated February 18, 2005, with respect to the consolidated financial statements of VSE Corporation and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

McLean, Virginia
March 8, 2005

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. M. Ervine, Chairman, President, Chief Executive Officer and Chief Operating Officer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: March 9, 2005

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T. R. Loftus, Senior Vice President and Chief Financial Officer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: March 9, 2005

/s/ T. R. Loftus

T. R. Loftus
Senior Vice President and
Chief Financial Officer
(Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Chairman, President, Chief Executive Officer and Chief Operating Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2004 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 9, 2005

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Senior Vice President and Chief Financial Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2003 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 9, 2005

/s/ T. R. Loftus

T. R. Loftus
Senior Vice President and
Chief Financial Officer
(Principal Accounting Officer)

FACILITIES

VSE Executive Offices
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 960-4600 or
(703) 329-4602

VSE Divisions and Subsidiaries:

BAV Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 317-5200

Offices
Charleston, South Carolina
Alexandria, Egypt
Tokyo, Japan
Manzanillo, Mexico
Suao and Tsoying, Taiwan
Sattahip, Thailand
Golchuk, Turkey

Communications and Engineering Division
70 Avenue at the Common
Shrewsbury, New Jersey 07702
(732) 389-3324

Coast Guard Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 317-5200

Energetics, Incorporated
7164 Gateway Drive
Columbia, Maryland 21046
(410) 290-0370

Offices
Washington, D.C.
Morgantown, West Virginia

Fleet Maintenance Division
500 Woodlake Drive, Suite 1
Chesapeake, Virginia 23320
(757) 523-7200

Offices
San Diego, California
Jacksonville, Florida
Honolulu, Hawaii
Indian Head, Maryland
Lexington Park, Maryland
Bridgeport, New Jersey
Haddon Heights, New Jersey
Beaufort, South Carolina
Langley, Virginia
Anderson AFB, Guam
Atsugi, Japan
Osan, Korea

Information Assurance Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-4776

Management Sciences Division
11545 West Bernardo Court, Suite 209
San Diego, California 92127
(858) 385-1902

Systems Engineering Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-4205

Offices
Warner Robins, Georgia
Sterling Heights, Michigan
Weldon Spring, Missouri
San Antonio, Texas
Ladysmith, Virginia

Board of Directors

Donald M. Ervine
Chairman of the Board,
President and CEO/COO
VSE Corporation

Robert J. Kelly
Admiral, USN (Ret.);
Chairman of the Board and President
Energetics, Incorporated

Clifford M. Kendall
Private Investor; formerly
Chairman and CEO,
Computer Data Systems, Inc.

Calvin S. Koonce, Ph.D.
Chairman, Koonce Securities, Inc.
Securities Broker/Dealer

James F. Lafond, CPA
Retired Executive; formerly
Washington Area Managing Partner
PricewaterhouseCoopers LLP

David M. Osnos, Esq.
Of Counsel
Arent Fox PLLC
Attorneys-at-Law

Jimmy D. Ross
General, USA (Ret.);
Senior Logistics Consultant
Cypress International, Inc.

Bonnie K. Wachtel
Vice President and General Counsel
Wachtel & Co., Inc.

Corporate Officers

Chairman, President and CEO/COO
Donald M. Ervine

Executive Vice Presidents
James M. Knowlton
Craig S. Weber, CAO, Secretary

Senior Vice Presidents
Thomas G. Dacus
Michael E. Hamerly
Thomas R. Loftus, CFO
Jayne M. Tuohig

Vice Presidents
Stephen W. Austin
Peter J. Desrosiers
James S. Fallon
Richard J. Hannah, Treasurer
H. Eugene Hosier

Assistant Vice Presidents
Jerry M. Alvey, Comptroller
David W. Chivers
Harold J. Flammang, Jr.
James H. Koontz
Louis G. Lawrence
Elizabeth M. Price
Michael J. Rayder
Robert W. Rouzer
Edward C. Webster

Business Practice



VSE Corporation is a diversified professional services company established in 1959. The company and its subsidiaries provide services and products to the engineering, energy and environment, defense and homeland security markets around the world. The company has eight divisions organized into three operating groups.

International Group

VSE's largest business unit, the International Group, has about 330 employees and is led by Executive VP Jim Knowlton. Recording revenues of about $162 million in 2004, the International Group provides services through the BAV Division, which supports U.S. Navy ship transfers to foreign governments; the Fleet Maintenance Division, which supports U.S. Navy and Marine Corps waterfront activity through several contracts, including a $1.022 billion, 5-year, IDIQ multiple award contract, and the U.S. Air Force requirements through several readiness contracts; and the Coast Guard Division, which supports Coast Guard equipment transfers to foreign nations. Principally through its $1 billion, 10-year service contract with the Naval Sea Systems Command, the BAV Division provides ship transfer and follow on technical support to countries around the world, including two of VSE's largest customers in 2004, Egypt and Taiwan.

Federal Group

VSE's original business unit, the Federal Group, has about 170 employees and is led by Senior VP Tom Dacus. The Federal Group produced revenues of about $42 million in 2004 through four divisions: the Systems Engineering Division, which supports the U.S. Army, Army Reserve, and Marine Corps units in maintaining and modernizing equipment and systems, including an innovative fuel tanker ballistic protection system, currently being deployed across the U.S. Army tanker inventory; the Communications and Engineering Division, which supports Department of Defense mission requirements through the use of a $2.9 billion, 8-year, IDIQ multiple award Rapid Response contract; the Management Sciences Division, which provides Lean Manufacturing and Six Sigma tools in support of the VSE developed Enterprise Excellence[SM] business model; and in 2005 the Information Assurance Division, which provides measures to protect and defend information systems, including restoration of information systems by incorporating protection, detection, and reaction capabilities.

Energy and Environment Group

VSE's Energy and Environment Group was acquired in 1995 and consists solely of our wholly owned subsidiary Energetics, Incorporated. Energetics had revenues of about $12 million in 2004 and has a staff of about 75 employees led by President Bob Kelly. Energetics provides technical and management consulting services with a focus on energy and environmental issues for its principal client, the U.S. Department of Energy. Energetics excels in planning and managing all aspects of technology research, development, and demonstration, and it has earned an international reputation for developing technology roadmaps that help government and industry solve complex science and technology problems through collaborative partnerships.

About the Cover

VSE operates in a global environment, providing services and products across the nation and around the world. Our cover presents photographs of a number of systems and equipment we support over an image of the globe. Our themes for 2005—Create, Sustain, Improve—are highlighted on the inside front cover.

With special thanks to VSE Graphics Designer Helen Sampson.

Corporate Profile

VSE Corporation is a diversified professional services company established in 1959. The company and its subsidiaries provide services and products to the engineering, energy and environment, defense and homeland security markets around the world. VSE's principal customers are agencies of the U.S. Government and other government prime contractors. Operations are conducted by VSE's professional staff of about 925 employees located at offices across the United States and around the world.

Further information about VSE is available at the company's website at www.vsecorp.com.

Stockholder Inquiries

VSE is an employee and publicly owned company, and its shares are traded on the Nasdaq National Market System (NASDAQ-NMS) under the symbol VSEC. Inquiries about stock ownership, dividends, and stockholder changes of address may be directed to our Transfer Agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, Telephone 800-866-1340, or to VSE at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, Attention: Corporate Secretary, Telephone 703-329-4770.

Quality Systems Management

VSE's policy is to provide products and services of the highest quality to meet the expectations and requirements of our customers on time and at a fair price. VSE's quality management system is registered to the ISO 9001:2000 standard.

Forward Looking Statements

This report contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements involve risks and uncertainties. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E.

For discussions identifying some important factors that could cause actual VSE results to differ materially from those anticipated in the forward looking statements, please see VSE's Securities and Exchange Report on Form 10-K for the fiscal year ended December 31, 2004, including discussions captioned "Narrative Description of Business," "Management's Discussion and Analysis," and "Notes to Consolidated Financial Statements."

Readers are cautioned not to place undue reliance on the forward looking statements, which reflect management's analysis only as of the date hereof. VSE undertakes no obligation to publicly revise the forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents VSE files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by VSE and any Current Reports on Form 8-K.

Annual Report design and layout by Julie Chappell, Energetics, Incorporated.








VSE CORPORATION



2550 Huntington Avenue
Alexandria, Virginia 22303-1499
www.vsecorp.com email: info@vsecorp.com
(703) 960-4600 • 1-800-455-4873